FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2014
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated May 2, 2014.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:May 2, 2014

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for April 2014

Mumbai, May 2, 2014:Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for APRIL’ 2014

Category	Vehicle Model	Production		Domestic Sales		Exports
		APRIL 2013	APRIL 2014	APRIL 2013	APRIL 2014	APRIL 2013	APRIL 2014
Micro	NANO	902	1032	948	1027	0	0
Compact	INDICA, INDICA VISTA, INDIGO CS	8494	5764	7893	4495	712	217
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	93	342	77	131	51	21
UV1	SUMO	1839	1323	1733	824	39	92
UV2	SAFARI, SUMO GRANDE	750	1054	774	797	17	7
UV3	ARIA, XENON	9	138	12	79	9	3
V1	VENTURE	194	121	133	88	0	0
V2	ACE MAGIC, MAGIC IRIS	7422	3481	5846	2614	9	2
N1- A1	ACE, ACE EX, ACE Zip	16735	9947	12726	8152	968	838
N1- A2	Super ACE, TATA207, XENON, Winger DV	5799	2223	3962	1485	877	593
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	497	173	116	77	3	10
M2- A2	Winger 14 seats, SFC407, CityRide	403	377	412	331	8	21
N2- A1	SFC407, LPT407	1153	1067	1400	1089	16	47
N2- A2	SFC709, LPT709	1111	842	356	284	187	100
N2- A3	LPT9109	718	848	325	253	153	47
N2- A4	LPT1109	387	245	2062	701	60	119
M3- A2	LP709, SFC410, LP410	2366	1184	1205	772	33	62
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	728	700	691	501	16	13
M3- C2	LPO1512, LPO1612, Starbus, Divo	958	687	634	619	156	159
N3- A1	LPT1613, LPK1616, SK1613	4412	2807	1450	1411	132	601
N3- B1(a)	LPT2518, LPK2518	2701	3064	2262	2412	87	123
N3- B1(b)	LPT3118	2239	1847	1899	1645	15	76
N3- B2(b)	LPS3518, LPS3015, LPS3516	225	420	136	194	0	2
N3- B2(d)	LPS4018, LPS4023	548	605	530	582	17	3
N3- B2(e)	LPS4928	38	75	13	107	0	12

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	188	210	215	182	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors is India's largest automobile company, with consolidated revenues of Rs. 1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. It is also the world's fifth largest truck manufacturer and fourth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.